82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030582

REGISTRANT'S NAME Hino Motors Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1368 FISCAL YEAR 3-31-01

° *Complete for initial submissions only* °° *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

HINO MOTORS, LTD.

For The Year Ended March 31, 2001


DUTRO

PROFILE

Total domestic demand for Medium- and Heavy-duty trucks in Japan in fiscal 2001, ended March 31, 2001, was 77,000 units, surpassing the 74,000 units recorded in the extremely sluggish previous fiscal year. Even so, total demand dipped below the 80,000-unit mark for the second consecutive year.

Competition among companies is expected to escalate as commercial vehicle manufacturers form strategic alliances on a global scale. Market conditions are thus anticipated to remain severe.

Since fiscal 1999, Hino Motors has executed a package of structural reforms to counter these market conditions. In fiscal 2001, the company amalgamated domestic sales subsidiaries and injected funds to bolster their balance sheets as part of a medium-term management plan. Other initiatives were also pushed through. All of these actions were designed to strengthen the company's operating base.

As a result of these efforts, Hino Motors posted a non-consolidated net profit in fiscal 2001, reversing losses in previous fiscal years.

Determined to build on these gains, the company will continue to advance structural reforms as it moves onto the offensive. All companies and employees in the Hino Motors Group are dedicated to this drive.

CONTENTS

FINANCIAL HIGHLIGHTS

Hino Motors, Ltd. and its consolidated subsidiaries
Years ended or as of March 31, 2000 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2000	**2001**	**2001**
Net sales	¥653,288	**¥703,998**	**$5,681,986**
Loss before income taxes and minority interests	(34,818)	**(9,919)**	**(80,059)**
Net loss	(21,837)	**(13,302)**	**(107,358)**
Net property, plant and equipment	335,174	**316,034**	**2,550,721**
Total assets	832,555	**765,310**	**6,176,837**
Total shareholders' equity	107,658	**84,101**	**678,782**
	Yen		U.S. Dollars
Per share amounts:			
Net loss	¥ (59.65)	**¥ (29.54)**	**$ (0.24)**
Cash dividends	—	—	—

Note 1: U.S. dollar amounts here and elsewhere in this Annual Report are translated, for convenience only, at the rate of ¥123.90=$1.
Note 2: The years stated in the text are fiscal years which run from April 1 of the previous year through March 31 of the following year.
Note 3: Net loss per share is computed based on the weighted average number of shares of common stock outstanding during each year.
Note 4: Cash dividends per share represents the cash dividends declared as applicable to the respective year.


632,716
589,209
432,284
653,288
703,998
97
98
99
00
01

NET SALES
(Millions of Yen)


7,237
1,649
(36,659)
(21,837)
(13,302)
97
98
99
00
01

NET INCOME (LOSS)
(Millions of Yen)


398,959
421,363
392,601
832,555
765,310
97
98
99
00
01

TOTAL ASSETS
(Millions of Yen)

Hino Motors has implemented a number of structural reforms during the past three years. Beginning with the 1999 merger of Hino Motors and subsidiary Hino Motor Sales, Ltd., we have taken a series of decisive steps, cutting costs of production and reducing other operating expenses. We are in the process of completing our medium-term management plan announced March 2000, which lays the foundation for future growth.

In order to fulfill the management plan's goals as quickly as possible, Tadaaki Jagawa, formerly an executive of Toyota Motor Corporation, was appointed president in June 2001. With this more powerful organization and top management team, we will now take on the ambitious targets that we have set for ourselves.

Under the leadership of the new president, everyone within the Hino Motors Group will retain a tight focus on the ongoing three-year management plan to become the kind of company we should be in the future.

Results of Operations

In fiscal 2001, the year ended March 31, 2001, there was an upturn in demand in Japan's Medium- and Heavy-duty truck market, the primary source of Hino Motors' sales. This took place mainly in cargo-carrying vehicles during the year's first half as the economy appeared to have stopped weakening. However, demand softened in the fiscal year's second half as growth of the U.S. economy began to slow. The result was a difficult operating environment in which total demand for Medium- and Heavy-duty trucks in Japan was 77,000 units, remaining well below the 80,000 level. Through highly effective R&D and sales efforts, however, we were able to overcome these challenges. Our truck and bus sales in Japan and overseas rose 16.8% to 52,516 units, the second consecutive year of solid growth. In addition, total vehicles assembled on commission for Toyota Motor Corporation climbed 3.9% to 140,734 units.

We continued to step up our environmental programs. The most significant result was the acquisition of ISO 14001 certification of our Head Office and Hino Plant complex. With the Hamura and Nitta plants already certified, this completes the certification of all our production facilities.

Steps to radically realign production and sales activities continued. Most notably, we shut down and integrated assembly lines and made Hino Auto Body, Ltd. a wholly owned subsidiary. Domestic sales activities were also reinforced. Hino Motors purchased ¥30 billion of newly issued shares of sales subsidiaries, eliminating accumulated losses and giving these companies the solid balance sheets required to return to profitability. Accompanying these investments were actions to streamline management and bring about many other improvements.

These actions contributed directly to the growth in sales volumes in Japan and overseas. Results also benefited from the launch of the DUTRO Light-duty truck in Australia and an increase in vehicles produced for Toyota. Consolidated net sales increased by



Iwao Okijima,
Chairman of the Board

Tadaaki Jagawa,
President

¥50,710 million, or 7.8%, to ¥703,998 million. More significantly, there was a big turnaround in profitability as we recorded operating profit of ¥5,650 million, an improvement of ¥33,109 million over the prior year's operating loss of ¥27,459 million. This was attributable to the success of company-wide initiatives to cut the cost of producing vehicles as well as bringing down administrative and other operating expenses.

However, there was a consolidated net loss of ¥13,302 million due to an expense of ¥21,703 million to recognize additional severance indemnities and pension costs following the adoption of a new accounting standard. On a non-consolidated basis, we reported net income of ¥8,591 million compared with a net loss of ¥15,422 million in the prior fiscal year. There were no dividend payments applicable to the past fiscal year as the company still has ¥20,979 million of unappropriated losses.

Moving Forward

In the three-year period through March 2001, we eliminated more than ¥80 billion of costs from our organization, mainly by cutting fixed expenses. Based on the premise of domestic Medium- and Heavy-duty truck demand of 80,000 units and total exports of 15,000 units, our medium-term management plan challenges us to meet three goals: bottom-line profitability at the parent company by fiscal 2001; consolidated bottom-line profitability by fiscal 2003; and reducing interest-bearing debt.

Our hard work has allowed us to clear the first hurdle: the parent company returned to the black in fiscal 2001. Behind this accomplishment were sweeping management and structural reforms that required considerable dedication and perseverance by our people. Everyone worked hard to establish an operating base capable of generating a profit even when Japan's total Medium- and Heavy-duty truck demand was only about 80,000 units.



The next task is clear. We must make this lean and competitive organization an integral element of Hino Motors' operations. As the global motor vehicle industry undergoes a far-reaching realignment, Hino Motors needs to be positioned to compete and grow on a global scale. Doing so demands that we draw on the strengths of the entire Hino Motors Group. In the past, there was a tendency to look only at a single activity when shooting for optimal performance. Now we need to optimize the performance of the Group as a whole. Adopting this perspective will allow us to build on existing strengths, leveraging our collective resources to resume our growth on a global scale.

Our medium-term management plan was formulated to bring about structural reforms. The goal is to establish a stable base for our operations. Now is the time to take Hino Motors to the next stage, one in which we aggressively translate strategies into action while maintaining profitability. Advancing to this stage mandates that we create an organization capable of taking the offensive. We will do so by transforming Hino Motors in the following five ways.

1. Establish a low-cost structure

There are no prospects at this time for a rebound in demand for Medium- and Heavy-duty trucks in Japan. Structural changes in the market are responsible. There have been fundamental shifts in Japan's courier and delivery systems, accompanied by rising efficiency, and owners are using their vehicles longer. To make the domestic truck market a reliable source of earnings, we must cut the cost of materials and other elements of truck production. In short, we must do whatever is necessary to strengthen our domestic truck business.

2. Produce more technological innovation

As a motor vehicle manufacturer, we must constantly address two critical social issues: the environment and safety. We need to make this commitment a central element of our identity. The public should link the Hino name with an organization that takes the initiative in technological progress in trucks and buses. We want to solidify our identity as a company working to make vehicles safer, cutting exhaust emissions, improving fuel efficiency and reducing pollution. We also want Hino to be synonymous with refinements in reliability and quality. In this regard, we will utilize concurrent engineering and other sophisticated techniques to make our R&D programs still more efficient, bringing new ideas to the market faster than ever.

Iwao Okijima,
Chairman of the Board

3. Take actions to raise profits in each business sector

As Japan's truck market shrinks, it is imperative that sales companies generate more earnings from peripheral activities. In other words, we need to act quickly to structure the Hino Group as a powerful and unified value chain. Reforming and restructuring overseas activities is also of considerable importance. We will place particular emphasis on re-building our operations in Southeast Asia.

4. Increase sales of Light-duty trucks

Our goals are to achieve more growth in sales of these trucks in Japan and, building on the momentum of our success in Australia, rapidly expand sales in other countries. Raising earnings is equally important. Light-duty trucks are to become a core profit center alongside our well-established Medium- and Heavy-duty truck lines.

5. Pursue a global strategy for expansion

Our competitors are entering into cross-border alliances and other forms of co-operation. Hino Motors' future is dependent on our ability to establish superiority in terms of technology, quality and cost. We must therefore formulate a strategy that leverages our strengths in all three of these areas. And above all, this strategy must be global in its perspective and actions.

Cooperation among all operating and administrative divisions of the Hino Group is vital for this transformation. Each division will set its own numerical goals. Each will formulate a strategy best suited to competing successfully in its respective market. By working together to address the issues faced by every part of the Group, we will have a solid base for reaching our profit targets. All our efforts to offer quality products and services are aimed at meeting the expectations of our shareholders, customers, employees and all other stakeholders. In closing, we would like to thank you for your continued support.



Iwao Okijima
Chairman of the Board

Tadaaki Jagawa
President

July 2001



Tadaaki Jagawa,
President

REVIEW OF OPERATIONS

DOMESTIC MARKET

The Japanese market for Medium- and Heavy-duty trucks continued to languish during the fiscal year ended March 31, 2001, failing to break through the 80,000-unit barrier. In this environment, Hino Motors implemented sweeping management reforms, aggressively worked on R&D and pushed ahead with various sales initiatives, all based on a medium-term management plan launched in March 2000. These efforts drove an 11.4% increase in domestic sales of trucks and buses to ¥227,819 million.

During the fiscal year, production volume in Japan's automobile industry as a whole recovered to around 10 million units for the first time in 3 years. Growth was driven in the first half of the fiscal year by exports to the U.S. and in the second half by strong domestic sales as carmakers rolled out new models. The domestic Medium- and Heavy-duty truck market, Hino Motors' main market, staged a recovery centered on brisk sales of cargo carrying vehicles in the first half as the economy bottomed out, but lost momentum in the latter half of the year. Consequently, although there was an upturn in this market from the unusually sluggish conditions in the previous fiscal year, aggregate demand for Medium- and Heavy-duty trucks in Japan remained at a low level, below the 80,000-unit mark.



In this climate, we took steps to ensure that we remain the undisputed No. 1 in Medium- and Heavy-duty trucks (based on the number of registrations in Japan), a rank we have had a firm grip on for the past 28 years. Hino Motors and each and every one of its employees pulled together to ensure total customer satisfaction—the key to achieving that goal. On the product front, we bolstered the appeal of our existing truck and bus lines and added a CNG-powered model to our Light-duty truck DUTRO series. We also rolled out new models of Large Tour and City buses. These actions underscore how we earnestly engaged in R&D and developed sales strategies.

As overall demand languishes, Hino Motors' pressing issues are to build a resilient operating structure and for its sales companies to generate more earnings from peripheral activities. On the production front, we shut down and integrated assembly lines, made Hino Auto Body, Ltd., which manufactures Hino-brand buses, a wholly owned subsidiary, and took other major reform measures. We also launched a company-wide cost-cutting drive that extended to paring fixed expenses by reducing unit costs, rationalizing production and trimming operating expenses.




PROFIA


LIESSE
RX

In domestic sales activities, Hino Motors purchased approximately ¥30 billion of newly issued shares of sales subsidiaries, eliminating accumulated losses and giving these companies the solid balance sheets required to return to profitability. Furthermore, we bolstered our Light-duty truck operations, which shifted into full gear in May 1999, as part of our efforts to transform Hino Motors into a full-line manufacturer of trucks and buses. Japan is an obvious target for expanding sales, but Hino Motors is also setting its sights on developing full-scale operations overseas, building on its successes in Australia, for instance. Light-duty truck operations are positioned as a major growth driver alongside its Medium- and Heavy-duty truck operations.

Aggregate Demand for Medium- and Heavy-Duty Trucks and Hino Motors' Share

In the year ended March 31, 2001, aggregate domestic demand for Heavy-duty trucks and Medium-duty trucks was 39,000 units and 38,000 units, respectively, representing a combined year-on-year increase of 3,000 units. Hino Motors once again held the top market share with 28.8%, its 28th consecutive year of market leadership.



Aggregate Demand for Light-Duty Trucks and Hino Motors' Share

Aggregate domestic demand for Light-duty trucks was 109,000 units for the fiscal year under review, an increase of 8,000 units over the previous fiscal year. Hino Motors increased it market share by 1.4 percentage points from 6.8% to 8.2%. Since fiscal 1998, before the launch of the DUTRO, Hino Motors has steadily carved out a bigger market share—its market share has risen 5.2 percentage points in that time.

Aggregate Demand for Buses and Hino Motors' Share

Aggregate demand for large buses, medium-sized buses and small buses was 2,800 units, 1,400 units and 4,800 units, respectively, in the fiscal year under review. Demand for small buses was the most noticeable casualty of economic malaise and there were no signs of an upturn in the market as a whole. Hino Motors held on to its No. 2 position, with a market share of 21.9%, slightly down from the previous fiscal year. The domestic bus market is being shaped by trends closely linked to the direction of people's lifestyles, such as the proliferation of low-floor buses and heightened concern about environmental issues such as air pollution. Hino Motors will roll out buses that stay in step with these trends as it seeks to capture a bigger market share.




DUTRO
DUTRO
DUTRO

OVERSEAS MARKET

The overseas market was a mixed bag during the fiscal year under review, but signs of a recovery in the Asian market were evident. Although that market is still off its peak, positive signs are emerging. Hino Motors is determined to preserve and fortify its operating base in Southeast Asia to capitalize on the inevitable market rebound. Hino Motors will also build an optimal production and sales framework, as part of the Toyota Group, to expand overseas Light-duty truck operations.

Total overseas vehicle sales increased 4,415 units to 19,380 units due to higher sales volumes in Asia, particularly Indonesia, and various initiatives such as the launch of the Light-duty truck DUTRO in Australia.

During the year, Hino Motors invested in a Chinese bus manufacturer, thereby becoming a partner in a new joint-venture bus manufacturing and sales operation. Hino Motors will supply the new Chinese joint venture with design and production technology and lend its marketing expertise. It will also grant production and sales rights for Hino Motors vehicles. Hino Motors will aggressively develop the Chinese bus market, a market with a potential annual demand of 60,000 units, through its local production base.

Company-Wide Environmental Management System


Policy
Corporate Philosophy
Hino Global Environment Charter
Hino Global Environment Action Plan
Hino Environment Committee
Annual policies and plans
Plan
Do
Products
Environment Technology Committee
Annual policies and plans
Production
Production Environment Committee
Annual policies and plans
Subcommittees
Energy Subcommittee
Domestic and overseas affiliates
Head Office and Hino Plant
Hamura Plant
Nitta Plant
ISO 14001 Internal Audit
Action
Check

Organization

Hino Environment Committee (Chairman: President)

Environment Technology Committee (Chairman: Officer in charge of development)	Production Environment Committee (Chairman: Officer in charge of production)
Exhaust Gas Emission Subcommittee	Head Office—Hino Plant Environment Subcommittee
Fuel Economy Subcommittee	Hamura Plant Environment Subcommittee
Flon Gas Subcommittee	Nitta Plant Environment Subcommittee
Vehicle Noise Subcommittee	Overseas Affiliated Companies Environment Subcommittee
Low Emission Subcommittee	Domestic Affiliated Companies Environment Subcommittee
Recycling Subcommittee	Waste Subcommittee
	Energy Subcommittee
	Production Engineering Environment Group

Achievements

In October 2000, we published the Hino Environmental Report as part of our proactive efforts to disclose information and communicate with stakeholders. The report, which will be published annually, highlights our environment-related activities and achievements.

In December 2000, we established HINO MOTORS ECO-STATION, a refueling station for CNG (Compressed Natural Gas) vehicles within the grounds of the Hino Plant. Accessible to anyone who needs to fill up with CNG, the HINO MOTORS ECO-STATION demonstrates how Hino Motors is not only developing cleaner-energy vehicles but also providing the back up to spur their popularization.

In March 2001, Hino Motors obtained ISO 14001 certification for its Head Office and Hino Plant, following earlier acquisition of the same certification of the Hamura and Nitta plants. Hino Motors has now obtained certification for all of its domestic production sites. The certification of the Head Office and Hino Plant covers Head Office functions, including development, through production. Hino Motors is the first domestic vehicle manufacturer to acquire such comprehensive certification.

In its production processes, Hino Motors has achieved a 33% reduction in CO_2 emissions, compared with fiscal 1990. In addition, Hino Motors has reduced by 92%, compared with fiscal 1990, the quantity of industrial waste sent outside the company for disposal.

In February 2001, Hino Motors announced the revision of the HINO GLOBAL ENVIRONMENT CHARTER, which will serve as the new precept for its environment-related activities. Hino Motors will also aggressively push ahead with various initiatives to achieve by fiscal 2005 the action points and targets laid out in its HINO ENVIRONMENT VOLUNTARY PLAN, which was also announced in February 2001.

Targets (Contained in HINO ENVIRONMENT VOLUNTARY PLAN)

1. Obtain ISO 14001 certification at all Hino Motors domestic bases by the end of fiscal 2005. Many domestic affiliated companies and suppliers are to obtain ISO 14001 certification.
2. Compared with fiscal 2000, reduce by 5% CO_2 emissions to net sales by the end of fiscal 2005. (Compared with fiscal 1990, reduce by 10% our CO_2 emissions by the end of fiscal 2010.)
3. Eliminate completely disposal of waste at landfills by all plants by the end of fiscal 2001. By the end of fiscal 2005, reduce, to no more than one-third, the amount of waste incinerated, compared with fiscal 1990.

The Hino Motors Group comprises Hino Motors, Ltd., 103 subsidiaries, 22 affiliates, and 1 associated company. The Group's primary business is the manufacture of trucks and buses, and the production of vehicles on commission for Toyota Motor Corporation, as well as related product development, design and service operations.

The exchange rate at the end of the fiscal year was ¥123.90 to the U.S. dollar, ¥17.75 weaker than a year ago.

OPERATING RESULTS

Net Sales

For the fiscal year ended March 31, 2001, consolidated net sales increased 7.8% to ¥703,998 million. This reflected higher domestic and overseas sales volumes.

Domestic demand for Medium- and Heavy-duty trucks, the Company's mainstay products, rose from 74,000 units in the previous period to 77,000 units, failing again to break through the 80,000-unit mark. Amid this operating environment, Hino Motors aggressively focused on sales growth and on research and development. As a result, domestic sales volume of Medium- and Heavy-duty trucks, Light-duty trucks and buses rose 3,134 units year on year to 33,136 units. Overseas sales volumes increased 4,415 units to 19,380 units due mainly to increased sales volume in Southeast Asia, particularly Indonesia and Thailand.

Vehicles produced on commission for Toyota rose 5,275 units to 140,734 units.

Overseas net sales climbed 21.5% to ¥79,614 million over the previous period. The percentage of consolidated net sales accounted for by overseas sales rose from 10.0% to 11.3%.


432,284
373,071
59,213
653,288
587,782
65,506
703,998
624,384
79,614
99
00
01

NET SALES
(Millions of Yen)

☐ Domestic Market
☐ Overseas Market


-8.5
-3.3
-1.9
99
00
01

NET LOSS TO NET SALES RATIO
(%)

Net Income

Cost of sales rose 3.0% to ¥593,328 million. However, initiatives geared toward putting in place a low-cost structure resulted in the cost of sales ratio decreasing from 88.2% to 84.3%. Selling, general and administrative (SG&A) expenses increased 0.3% to ¥105,020 million. SG&A expenses accounted for 14.9% of net sales, compared with 16.0% in the previous period. As a result, operating profit was ¥5,650 million, reversing an operating loss of ¥27,459 million in the previous fiscal year.

Other expenses, net, rose to ¥15,569 million from ¥7,359 million the previous year. In other income, the Company recorded ¥13,523 million from gains on the sale of investment securities. Other expenses, however, included a ¥21,703 million charge for writing off the shortfall in retirement benefits following a change in accounting standards. Interest expenses net of interest and dividend income were ¥6,532 million, compared with an expense of ¥4,298 million a year earlier. Interest expense declined ¥2,337 million from the previous year due to a reduction in interest-bearing debt. Interest and dividend income, however, fell ¥4,571 million due to a change in the classification of installment interest income.

As a result, net loss improved to ¥13,302 million, from ¥21,837 million. Net loss per share was ¥29.54, against a net loss of ¥59.65 per share last year.

R&D Costs

R&D costs for the year were ¥23,589 million. The bulk of this was directed toward the development of environmental technology and improving products.

Investment in Property, Plant and Equipment

Investment in property, plant and equipment was ¥20,018 million, primarily representing renewal of aging facilities and capacity expansion of Medium-duty truck and consignment vehicle production facilities.

Cash Flows

Cash and cash equivalents were ¥41,967 million, a decrease of ¥26,991 million from the previous year.

Net cash provided by operating activities decreased ¥15,156 million from the previous period to ¥26,743 million. This is attributed to an increase in the provision for employees' retirement benefits, and depreciation and amortization offset by an increase in notes and accounts receivable.

Investing activities provided net cash of ¥27,493 million. In the previous period, they used net cash of ¥22,429 million. This was the result of a decrease of ¥16,435 million in additions to property, plant and equipment, and cash from the sale of marketable securities.

Net cash used in financing activities was ¥81,101 million, up ¥38,347 million. This reflected aggressive efforts to reduce interest-bearing debt across the Group, which resulted in net reductions of ¥55,438 million and ¥25,663 million in short-term bank loans and long-term debt, respectively.

FINANCIAL POSITION

Total assets at the end of the year decreased 8.1% to ¥765,310 million compared with a year earlier. Cash and cash equivalents declined ¥26,991 million as funds were used for the repayment of interest-bearing debt. Trade receivables increased ¥15,158 million in line with the higher net sales. Investments and advances fell 26.8% to ¥55,023 million. Property, plant and equipment decreased 5.7% to ¥316,034 million.

On the other side of the balance sheet, trade payables rose ¥8,003 million due to the increase in production units. Short-term bank loans decreased ¥50,561 million and current portion of long-term debt increased ¥35,609 million. Regarding long-term liabilities, long-term debt decreased ¥59,967 million. As a result, total interest-bearing debt was ¥455,373 million, a decrease of ¥74,920 million.

Shareholders' equity fell 21.9% to ¥84,101 million. Consolidated retained earnings decreased ¥17,346 million to ¥19,940 million. Shareholders' equity per share dropped from ¥241.01 to ¥186.02 and the equity ratio dropped from 12.9% to 11.0%.


173,911
530,293
455,373
99
00
01

INTEREST-BEARING DEBT
(Millions of Yen)


26.5
12.9
11.0
99
00
01

SHAREHOLDERS' EQUITY RATIO
(%)

CONSOLIDATED BALANCE SHEETS

Hino Motors, Ltd. and its consolidated subsidiaries
March 31, 2000 and 2001

ASSETS	Millions of Yen 2000	Millions of Yen 2001	Thousands of U.S. Dollars (Note 1) 2001
Current assets:			
Cash and cash equivalents	¥ 68,958	¥ 41,967	$ 338,721
Short-term investments	18,790	2,651	21,394
Trade receivables			
Notes (Note 4)	113,196	119,614	965,408
Accounts	115,387	124,128	1,001,840
Inventories (Notes 3 and 4)	75,375	70,843	571,779
Deferred income tax assets (Current)	6,181	20,294	163,792
Prepaid expenses and other current assets	13,465	14,820	119,608
Provision for doubtful accounts	(2,097)	(4,655)	(37,573)
Total current assets	409,255	389,662	3,144,969
Investments and advances:			
Investment securities (Note 4)	40,567	37,638	303,774
Investments in and advances to unconsolidated subsidiaries and affiliates (Note 5)	6,683	5,878	47,442
Long-term loans	815	877	7,078
Deferred income tax assets (Non-current)	16,866	2,113	17,051
Other investments	16,150	14,063	113,508
Provision for doubtful accounts	(5,867)	(5,546)	(44,759)
Total investments and advances	75,214	55,023	444,094
Property, plant and equipment (Notes 4 and 8):			
Land	89,130	96,489	778,769
Buildings and structures	244,349	248,129	2,002,655
Machinery, equipments and vehicles	379,184	375,689	3,032,194
Tools	102,452	92,955	750,239
Construction in progress	6,089	5,258	42,437
	821,204	818,520	6,606,294
Less accumulated depreciation	(486,030)	(502,486)	(4,055,573)
Net property, plant and equipment	335,174	316,034	2,550,721
Translation adjustments	6,431	—	—
Other assets	6,481	4,591	37,053
	¥832,555	¥765,310	$6,176,837

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of Yen 2000	Millions of Yen 2001	Thousands of U.S. Dollars (Note 1) 2001
Current liabilities:			
Short-term bank loans (Note 6)	¥348,538	**¥297,977**	**$2,404,979**
Current portion of long-term debt (Note 6)	27,783	**63,392**	**511,642**
Trade payables			
Notes	35,963	**38,424**	**310,124**
Accounts	82,580	**88,122**	**711,234**
Accrued income taxes	841	**1,369**	**11,048**
Accrued expenses	19,899	**20,109**	**162,300**
Other current liabilities	25,405	**22,696**	**183,179**
Total current liabilities	541,009	**532,089**	**4,294,506**
Long-term liabilities:			
Long-term debt (Note 6)	153,971	**94,004**	**758,706**
Accrued severance indemnities	21,571	**—**	**—**
Provision for employees' retirement benefits (Note 7)	—	**42,243**	**340,946**
Deferred income tax liabilities (Non-current)	175	**4,102**	**33,104**
Other	32	**100**	**810**
Total long-term liabilities	175,749	**140,449**	**1,133,566**
Minority interests in consolidated subsidiaries	8,139	**8,671**	**69,983**
Contingent liabilities (Note 11)			
Shareholders' equity:			
Common stock, par value ¥50 per share			
Authorized—1,400,000,000 shares			
Issued—452,280,850 shares in 2001	—	**39,574**	**319,403**
Issued—447,299,898 shares in 2000	39,325	**—**	**—**
Additional paid-in capital	31,136	**31,164**	**251,525**
Retained earnings (Note 15)	37,287	**19,940**	**160,935**
Less:			
Treasury common stock, at cost:			
604,168 shares in 2000 and 178,725 shares in 2001	(90)	**(22)**	**(176)**
Translation adjustment	—	**(6,555)**	**(52,905)**
Total shareholders' equity	107,658	**84,101**	**678,782**
	¥832,555	**¥765,310**	**$6,176,837**

CONSOLIDATED STATEMENTS OF OPERATIONS

Hino Motors, Ltd. and its consolidated subsidiaries
Years ended March 31, 2000 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2000	2001	2001
Net sales (Note 16)	¥653,288	¥703,998	$5,681,986
Cost of sales (Notes 8 and 12)	576,020	593,328	4,788,769
Gross profit	77,268	110,670	893,217
Selling, general and administrative expenses (Notes 8 and 12)	104,727	105,020	847,619
Operating profit (loss)	(27,459)	5,650	45,598
Other income (expenses) (Note 8):			
Interest and dividend income	6,429	1,858	14,995
Interest expenses	(10,727)	(8,390)	(67,714)
Equity in earnings (losses) of unconsolidated subsidiaries and affiliates	342	(986)	(7,954)
Other, net	(3,403)	(8,051)	(64,984)
	(7,359)	(15,569)	(125,657)
Loss before income taxes and minority interests	(34,818)	(9,919)	(80,059)
Income taxes (Note 10):			
Current	560	1,796	14,493
Deferred	(10,532)	3,538	28,558
	(9,972)	5,334	43,051
Loss before minority interests	(24,846)	(15,253)	(123,110)
Minority interests in income of consolidated subsidiaries	(3,009)	(1,951)	(15,752)
Net loss	¥ (21,837)	¥ (13,302)	$ (107,358)

	Yen		U.S. Dollars (Note 1)
Per share amounts			
Net loss	¥ (59.65)	¥ (29.54)	$ (0.24)
Cash dividends	—	—	—

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Hino Motors, Ltd. and its consolidated subsidiaries
Years ended March 31, 2000 and 2001

	Number of shares of common stock (Thousands)	Millions of Yen			Number of shares of treasury common stock
		Common stock	Additional paid-in capital	Retained earnings	
Balance at March 31, 1999	362,392	¥ 26,412	¥ 17,787	¥ 59,858	2,010
Cumulative effect of change in accounting principle	—	—	—	11,838	—
Net loss	—	—	—	(21,837)	—
Directors' and statutory auditors' bonuses	—	—	—	(6)	—
Decrease due to the addition of subsidiaries and affiliates accounted for by the equity method	—	—	—	(26,667)	—
Merger of Hino Motor Sales, Ltd.	8,208	411	847	14,101	—
Common stock issued upon third party allotment to Toyota Motor Corporation	76,700	12,502	12,502	—	—
Other	—	—	—	—	602,158
Balance at March 31, 2000	**447,300**	**39,325**	**31,136**	**37,287**	**604,168**
Net loss	—	—	—	(13,302)	—
Directors' and statutory auditors' bonuses	—	—	—	(6)	—
Decrease due to the addition of subsidiaries and other	—	—	—	(4,039)	—
Common stock issued upon stock exchange with Hino Auto Body, Ltd.	4,981	249	28	—	—
Other	—	—	—	—	(425,443)
Balance at March 31, 2001	**452,281**	**¥ 39,574**	**¥ 31,164**	**¥ 19,940**	**178,725**

	Thousands of U.S. Dollars (Note 1)		
	Common stock	Additional paid-in capital	Retained earnings
Balance at March 31, 2000	**$317,393**	**$251,298**	**$300,937**
Net loss	—	—	(107,359)
Directors' and statutory auditors' bonuses	—	—	(50)
Decrease due to the addition of subsidiaries and other	—	—	(32,593)
Common stock issued upon stock exchange with Hino Auto Body, Ltd.	2,010	227	—
Balance at March 31, 2001	**$319,403**	**$251,525**	**$160,935**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hino Motors, Ltd. and its consolidated subsidiaries
Years ended March 31, 2000 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2000	2001	2001
Operating activities:			
Net loss before income taxes and minority interests	¥(34,818)	¥ (9,919)	$ (80,059)
Depreciation and amortization	44,536	38,188	308,221
Accrued severance indemnities	(898)	—	—
Provision for employees' retirement benefits	—	20,117	162,366
Provision for doubtful accounts	1,911	1,983	16,004
Interest and dividend income	(6,428)	(1,858)	(14,995)
Interest charges	10,726	8,390	67,714
Profit on sales of marketable and investment securities	(7,366)	(19,805)	(159,847)
Write-down of marketable and investment securities	6,658	2,512	20,274
Loss on sales and disposal of property, plant and equipment	1,141	1,218	9,829
(Increase) decrease in notes and accounts receivable	3,138	(14,125)	(114,003)
Decrease in inventories	20,836	5,430	43,827
Increase in notes and accounts payable	12,151	5,912	47,715
Directors' and statutory auditors' bonuses	(6)	(6)	(50)
Other, net	(3,888)	(3,661)	(29,551)
Subtotal	47,693	34,376	277,445
Interest and dividends received	6,428	1,858	14,995
Interest paid	(10,791)	(8,456)	(68,243)
Income taxes paid	(1,431)	(1,035)	(8,350)
Net cash provided by operating activities	41,899	26,743	215,847
Investing activities:			
Proceeds from sales and disposal of property, plant and equipment	1,548	5,233	42,235
Additions to property, plant and equipment	(36,681)	(20,246)	(163,406)
Net decrease in marketable and investment securities	10,369	27,565	222,481
Proceeds from acquiring common stocks of subsidiaries due to the change of consolidation grouping	—	1,659	13,387
Other, net	2,335	13,282	107,200
Net cash provided by (used in) investing activities	(22,429)	27,493	221,897
Financing activities:			
Net decrease in short-term bank loans	(32,230)	(55,438)	(447,443)
Proceeds from long-term debt	41,364	9,455	76,309
Repayments of long-term debt	(36,892)	(35,118)	(283,440)
Repayments of bonds	(40,000)	—	—
Proceeds from stock issue	25,004	—	—
Net cash used in financing activities	(42,754)	(81,101)	(654,574)
Effect of exchange rate changes on cash and cash equivalents	(76)	(126)	(1,014)
Net decrease in cash and cash equivalents	(23,360)	(26,991)	(217,844)
Cash and cash equivalents at beginning of year	60,973	68,958	556,565
Increase due to the addition of consolidated subsidiaries	31,345	—	—
Cash and cash equivalents at end of year	¥ 68,958	¥41,967	$338,721

See accompanying Notes to Consolidated Financial Statements.

Note 1: Basis of Consolidated Financial Statements' Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by HINO MOTORS, LTD. (the "Company") and its consolidated subsidiaries in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts included herein are solely for the convenience of readers outside Japan and have been translated from the Japanese yen amounts at the rate of ¥123.90=$1, the approximate exchange rate prevailing as of March 31, 2001.

Note 2: Summary of Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant companies controlled directly or indirectly by the Company, and companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

(2) Foreign Currency Translation

Foreign currency translation of the accounts of the Company and its subsidiaries are as follows:

Effective the year ended March 31, 2001, current receivables and payables and non-current monetary items denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at the respective balance sheet date.

The financial statements of overseas subsidiaries are translated into the reporting currency of Japanese yen as follows: all assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; shareholders' equity accounts are translated at historical rates; revenue and expense items are translated at the rate of exchange in effect at the balance sheet date; and cumulative adjustment resulting from translation of all assets and liabilities is presented as "translation adjustments" in the consolidated balance sheet as shareholders' equity.

(3) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash deposited with banks and short-term investments with maturities of three months or less.

(4) Inventories

The Company:

Finished products are stated at cost, which is determined by the identified cost method. Work in process, raw materials and supplies are stated at cost, which is determined by the moving average cost method.

Subsidiaries:

Inventories are principally stated at cost, which is determined by the moving average cost method or at the latest purchase price.

(5) Marketable Securities and Investments Securities

Effective the year ended March 31, 2001, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments.

At the same time, securities other than investments in affiliates have been classified as "Available-for-sale securities", which are securities other than trading securities and securities being held to maturity. Available-for-sale securities are stated at moving average cost.

(6) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally by the declining balance method based on the estimated useful lives of the respective assets.

The range of useful lives is as follows:

Buildings and structures	2 to 75 years
Machinery, equipment and vehicles	2 to 17 years
Tools	2 to 20 years

(7) Retirement Benefits

Effective the year ended March 31, 2001, the Company and its consolidated subsidiaries adopted a new accounting standard for retirement benefits.

The effect of this adoption was to increase loss before income taxes for the year ended March 31, 2001, by ¥20,937 million. The provision for employees' retirement benefits is provided mainly at an amount calculated based on the retirement benefit obligation and the market value of the plan assets. The net retirement benefit obligation at transition of ¥21,703 million was fully amortized for the year ended March 31, 2001.

Employees who terminate their services with the Company and its subsidiaries are entitled to a lump-sum severance payment determined by reference to their current basic rate of pay and length of service.

(8) Provision for Doubtful Accounts

The provision for doubtful accounts is provided based on the rate of actual results of the past or the estimated amount of probable bad debts.

(9) Research and Development Costs

Research and development costs are charged to income when incurred. A new accounting standard for research and development costs become effective the fiscal year ended March 31, 2000. However, the adoption of this new standard had no effect on the consolidated statement of operations for the year ended March 31, 2000.

(10) Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial statement carrying amount of existing assets and liabilities and respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(11) Revenue Recognition

Sales of products are recognized in the accounts upon shipment to customers.

(12) Net Loss per Share

The computation of net loss per share is based on the weighted average number of shares outstanding during the period.

(13) Leases

Finance leases, other than those lease agreements which stipulate the transfer of ownership of the leased property, are accounted for as operating leases.

(14) Reclassification

Certain prior year amounts have been reclassified to conform to the 2001 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

Note 3: Inventories

Inventories at March 31, 2000 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2000	**2001**	**2001**
Finished products	¥53,225	**¥51,276**	**$413,848**
Work in process	11,708	**10,838**	**87,478**
Raw materials and supplies	10,442	**8,729**	**70,453**
Total	¥75,375	**¥70,843**	**$571,779**

Note 4: Assets Pledged

At March 31, 2001, assets pledged as collateral for short-term bank loans and long-term debt were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2001	**2001**
Notes receivable	**¥ 60,169**	**$ 485,624**
Inventories	**1,487**	**12,004**
Land	**51,633**	**416,729**
Buildings and structures	**34,495**	**278,415**
Machinery, equipment, vehicles and tools	**6,808**	**54,945**
Investment securities	**1,384**	**11,175**
Other	**1,868**	**15,074**
	¥157,844	**$1,273,966**

Note 5: Advances to Unconsolidated Subsidiaries and Affiliates

Loans to unconsolidated subsidiaries and affiliates at March 31, 2000 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2000	**2001**	**2001**
Long-term loans:			
Unconsolidated subsidiaries	¥ 910	**¥910**	**$7,341**
Affiliates	424	**11**	**91**
Total	¥1,334	**¥921**	**$7,432**

Note 6: Short-Term Bank Loans and Long-Term Debt

The annual interest rates applicable to short-term bank loans outstanding at March 31, 2000 and 2001 were principally 1.375%.

Long-term debt at March 31, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2000	**2001**	**2001**
Loans, principally from banks, insurance companies and other institutions, due 2000 to 2026 with interest rates ranging from 0.75% to 9.20%			
Secured	¥ 81,685	**¥69,221**	**$558,681**
Unsecured	40,069	**28,175**	**227,406**
Less amount due within one year	(27,783)	**(43,392)**	**(350,222)**
Sub-total	93,971	**54,004**	**435,865**
2.0% bonds due 2001	10,000	**10,000**	**80,710**
2.2% bonds due 2002	10,000	**10,000**	**80,710**
2.5% bonds due 2002	20,000	**20,000**	**161,421**
2.6% bonds due 2003	20,000	**20,000**	**161,421**
Less amount due within one year	—	**(20,000)**	**(161,421)**
Sub-total	60,000	**40,000**	**322,841**
Total	¥153,971	**¥94,004**	**$758,706**

The aggregate annual maturities of long-term debt outstanding at March 31, 2001, were as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2002	¥ 63,393	$ 511,642
2003	59,617	481,174
2004	17,877	144,284
2005 and thereafter	16,509	133,248
Total	¥157,396	$1,270,348

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that collateral and guarantees for present and future indebtedness will be given upon request of the bank with reasonable and probable cause, and that the bank shall have the right to offset cash deposited with it against any obligation that has become due or, in the event of default, against all obligations due to the bank. The Company has never been requested to give any additional collateral or guarantee.

Note 7: Retirement Benefits

The Company and its domestic subsidiaries have various retirement pension plans substantially covering their employees.

Retirement benefit under the plans are primarily based on the combination of years of service and compensation.

There are occasions when their employees receive special lump-sum payments at retirement. Such payments are charged to income when paid since it is impractical to compute a liability for future payments.

Projected benefit obligation

	Millions of Yen	Thousands of U.S. Dollars
	2001	2001
Projected benefit obligation	¥(84,122)	$(678,953)
Plan assets at fair value	40,423	326,255
Projected benefit obligation in excess of plan assets	(43,699)	(352,698)
Unrecognized actuarial difference	1,865	15,053
Unrecognized prior service obligation	(409)	(3,301)
Provision for employees' retirement benefits	¥(42,243)	$(340,946)

Service cost benefits

	Millions of Yen	Thousands of U.S. Dollars
	2001	2001
Service cost benefits	¥ 5,580	$ 45,037
Interest cost on projected benefit obligation	1,917	15,472
Expected return on plan assets	(957)	(7,725)
Amortization of retirement benefit obligation at transition	21,703	175,168
Amortization of prior service obligation	(102)	(825)
Retirement benefit cost	¥28,141	$227,127

The assumptions as of March 31, 2001, which were used in determining pension costs and provision for employees' retirement benefits shown above were as follows:

Allocation of retirement benefit cost	Flat allocation
Discount rate	3.0%
Expected rate of return on plan assets	3.0 to 4.0%
Years of amortization of prior service obligation	5 years
Years of allocation of actuarial difference	5 to 18 years
Years of amortization of retirement benefit obligation at transition	1 year

Note 8: Depreciation

Depreciation charges of property, plant and equipment for the years ended March 31, 2000 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2000	2001	2001
Selling, general and administrative expenses	¥ 6,766	¥ 6,965	$ 56,213
Cost of sales	37,559	30,997	250,181
Other	210	226	1,827

Note 9: Leases

Lease expenses and lease income in respect of finance leases, other than those lease agreements which stipulate the transfer of ownership of the leased property at March 31, 2000 and 2001, were as follows:

a) Lessee

	Millions of Yen		Thousands of U.S. Dollars
Class of property	2000	**2001**	**2001**
Machinery, equipment and vehicles	¥11,017	**¥ 9,175**	**$ 74,052**
Tools	13,389	**11,944**	**96,401**
	24,406	**21,119**	**170,453**
Less accumulated depreciation	(13,647)	**(12,283)**	**(99,134)**
Net	10,759	**8,836**	**71,319**
Future minimum payments			
Due within one year	3,062	**2,577**	**20,804**
Due after one year	7,697	**6,259**	**50,515**
	10,759	**8,836**	**71,319**
Lease expense for the year	3,612	**3,288**	**26,540**
Depreciation	3,612	**3,288**	**26,540**

b) Lessor

	Millions of Yen		Thousands of U.S. Dollars
Class of property	2000	**2001**	**2001**
Machinery, equipment and vehicles	¥14,014	**¥11,753**	**$94,859**
Tools	1,011	—	—
Other assets	234	—	—
	15,259	**11,753**	**94,859**
Less accumulated depreciation	(7,774)	**(6,054)**	**(48,860)**
Net	7,485	**5,699**	**45,999**
Future minimum income			
Due within one year	3,068	**2,338**	**18,873**
Due after one year	4,598	**3,374**	**27,231**
	7,666	**5,712**	**46,104**
Lease income for the year	3,201	**3,342**	**26,970**
Depreciation	2,744	**2,888**	**23,311**

Note 10: Income Taxes

The Company and its domestic subsidiaries are subject to corporate income tax, enterprise tax and prefectural and municipal inhabitants taxes, based on income, which in the aggregate result in statutory tax rates of approximately 42.1% for both 2000 and 2001. The foreign subsidiaries are subject to taxes based on income at rates ranging from 30.0% to 42.3%.

However, the effective tax rates in the accompanying statements of operations differ from the above-mentioned income tax rates.

The years ended March 31, 2000 and 2001 are years with losses before income taxes and minority interests. Therefore we omit mentioning the differences between the statutory tax rate and effective tax rate for consolidated financial statement purposes.

Significant components of the Company and its subsidiaries' deferred tax assets and liabilities as of March 31, 2001 were as follows :

	Millions of Yen		Thousands of U.S. Dollars
	2000	**2001**	**2001**
Deferred tax assets:			
Net operating loss carryforwards	¥24,346	**¥27,046**	**$218,290**
Accrued employees' bonus	849	**1,645**	**13,274**
Accrued severance indemnities	217	—	—
Provision for employees' retirement benefits	—	**10,461**	**84,427**
Other	1,366	**(16,035)**	**(129,416)**
Total deferred tax assets	26,778	**23,117**	**186,575**
Deferred tax liabilities:			
Deferred gains on real properties	(3,906)	**(3,757)**	**(30,326)**
Other	—	**(1,055)**	**(8,511)**
Total deferred tax liabilities	(3,906)	**(4,812)**	**(38,837)**
Net deferred tax assets	¥22,872	**¥18,305**	**$147,738**

Note 11: Contingent Liabilities

Contingent liabilities at March 31, 2000 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2000	**2001**	**2001**
Trade notes receivable discounted with banks	¥ 720	**¥ 557**	**$ 4,499**
Guarantees of housing loans of employees and for indebtedness of unconsolidated subsidiaries and affiliates	19,212	**17,797**	**143,637**

Note 12: Research and Development Costs

Research and development costs for the year ended March 31, 2000 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2000	**2001**	**2001**
Research and development costs	¥22,996	**¥23,589**	**$190,387**

Note 13: Market Value Information

At March 31, 2000, book value, market value and net unrealized gains of quoted securities of the Company and its subsidiaries were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2000	2000
Book value:		
Current	¥ 5,673	$ 53,439
Non-current	37,425	352,573
	43,098	406,012
Market value:		
Current	13,316	125,444
Non-current	115,410	1,087,236
	128,726	1,212,680
Net unrealized gains	¥ 85,628	$ 806,668

At March 31, 2001, book value, market value and net unrealized gains of quoted securities of the Company and its subsidiaries were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2001	**2001**
Book value:		
Held-to-maturity securities	**¥ 1,310**	**$ 10,573**
Available-for-sale securities	**34,703**	**280,085**
Subtotal	**36,013**	**290,658**
Market value:		
Held-to-maturity securities	**1,310**	**10,571**
Available-for-sale securities	**78,846**	**636,365**
Subtotal	**80,156**	**646,936**
Net unrealized gains	**¥44,143**	**$356,278**

Note 14: Financial Instruments

The Company and certain of its subsidiaries are exposed to market risk from changes in foreign currency exchange rates and interest rates and periodically enter into forward exchange contracts and interest rate swap agreements for the purpose of reducing such risk. The Company and its subsidiaries did not hold derivative financial instruments for the purpose of trading.

The Company and its subsidiaries are exposed to credit-related losses in the event of non-performance by counterparties to financial instruments and derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are authentic financial institutions.

Note 15: Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Commercial Code of Japan is based on the amount stated in the statutory financial statements of the Company.

Note 16: Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sale of automobiles, particularly diesel trucks and buses.

Business segment information is not required to be disclosed as both sales and operating income of the automobile business exceed 90% of total sales and of operating income of all segments not incurring an operating loss.

Geographical segment information is not required to be disclosed as sales outside Japan are less than 10% of consolidated net sales.

	Year ended March 31, 2001		
	Millions of Yen		
Overseas sales	Overseas sales (A)	Consolidated sales (B)	(A)/(B)
Asia	**¥38,179**	—	**5.4%**
Oceania	**10,903**	—	**1.6%**
North America	**15,619**	—	**2.2%**
Other areas	**14,913**	—	**2.1%**
	¥79,614	**¥703,998**	**11.3%**

	Thousands of U.S. Dollars		
Overseas sales	Overseas sales (A)	Consolidated sales (B)	(A)/(B)
Asia	**$308,144**	—	**5.4%**
Oceania	**87,997**	—	**1.6%**
North America	**126,062**	—	**2.2%**
Other areas	**120,360**	—	**2.1%**
	$642,563	**$5,681,986**	**11.3%**

	Year ended March 31, 2000		
	Millions of Yen		
Overseas sales	Overseas sales (A)	Consolidated sales (B)	(A)/(B)
Asia	¥30,748	—	4.7%
Oceania	11,519	—	1.8%
North America	13,648	—	2.1%
Other areas	9,591	—	1.4%
	¥65,506	¥653,288	10.0%

Note 17: Subsequent Event

(1) On April 25, 2001, the Company agreed to issue common stock upon third party allotment to Toyota Motor Corporation.
Following is the outline:
1. Number of common stocks to issue:
   122,300,000 stocks (face value: ¥50)
2. Total issue price:
   ¥66,286,600,000
3. Formal capitalization of reserves:
   ¥33,143,300,000
4. Issue date:
   August 31, 2001

(2) On May 24, 2001, the company agreed to sell its land in Mizuho, Tokyo, which was formerly used for its motor pool.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
HINO MOTORS, LTD.

We have audited the consolidated balance sheets of Hino Motors, Ltd. and consolidated subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of Hino Motors, Ltd. and consolidated subsidiaries at March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2 to the consolidated financial statements, Hino Motors, Ltd. and consolidated subsidiaries have adopted new accounting standards for financial instruments and retirement benefits in the preparation of their consolidated financial statements for the year ended March 31, 2001.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2001 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

Century Ota Showa & Co.

Tokyo, Japan
June 26, 2001

See note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of Hino Motors, Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

DIRECTORS AND AUDITORS/ EXECUTIVE OFFICERS



Chairman of the Board
Iwao Okijima



President,
Member of the Board
Tadaaki Jagawa



Executive Vice-President,
Member of the Board
Makoto Masuda



Executive Vice-President,
Member of the Board
Hiroshi Ginya



Senior Managing Director,
Member of the Board
Kazuhiko Chiba



Senior Managing Director,
Member of the Board
Tadayoshi Nakane



Senior Managing Director,
Member of the Board
Hideaki Tobita



Senior Managing Director,
Member of the Board
Takayuki Suzuki



Senior Managing Director,
Member of the Board
Hisanobu Fujita



Senior Managing Director,
Member of the Board
Takeshi Iida



Senior Managing Director,
Member of the Board
Shinichiro Sugisaki

DIRECTORS AND AUDITORS

Chairman of the Board
Iwao Okijima

President, Member of the Board
Tadaaki Jagawa

Executive Vice-Presidents, Members of the Board
Makoto Masuda, Hiroshi Ginya

Senior Managing Directors, Members of the Board
Kazuhiko Chiba, Tadayoshi Nakane, Hideaki Tobita
Takayuki Suzuki, Hisanobu Fujita, Takeshi Iida,
Shinichiro Sugisaki

Standing Auditors
Masahiro Shimizu, Yutaka Kobayashi, Shoichi Kouno

Auditors
Yoshinori Ueyama, Fujio Cho

EXECUTIVE OFFICERS

Senior Executive Officers
Narai Sugasawa, Hiroyoshi Kako, Bunji Hagiwara
Hideo Mori, Kunihiko Susuki, Kanji Fujimoto

Executive Officers
Koichiro Nagaoka, Junji Monaka, Michiaki Mori
Masakazu Ichikawa, Seiei Okazaki, Tatsuo Danno
Kiyoshi Takada, Noboru Kaikawa, Yoshihide Maeda
Hideki Ueda

CORPORATE DATA

Number of Shares:
Authorized: 1,400,000,000
Outstanding: 452,280,850

Paid-in Capital:
¥39,574 million

Number of Shareholders:
14,266

Major Shareholders

(Unit: Thousand shares)

Name	Number of shares
Toyota Motor Corporation	165,597
Asahi Mutual Life Insurance Company	19,765
Nippon Life Insurance Company	17,614
The Sakura Bank, Ltd.*	10,117
THE SAKURA TRUST & BANKING CO., LTD.	10,031
The Dai-Ichi Kangyo Bank, Ltd.	8,835
The Fuji Bank, Ltd	8,731
Japan Trustee Services Bank, Ltd.	7,739
The Chuo Mitsui Trust and Banking Company, Limited	7,340
The Tokio Marine and Fire Insurance Co., Ltd	7,044

* The Sakura Bank, Limited merged with The Sumitomo Bank, Limited on April 1, 2001 to form Sumitomo Mitsui Banking Corporation

Breakdown by Shareholder Category



Private Individuals and Others 6.9%
Foreigners 6.8%
Securities Companies 0.3%
Other Domestic Corporations 49.6%
Banks and Other Financial Institutions 36.4%

Hino Motors' Stock Price on the Tokyo Stock Exchange



(¥)
600
500
400
300
200
100
0
00/4
5
6
7
8
9
10
11
12
01/1
2
3
High
Low

CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Domestic

Offices and Plants

Head Office & Hino Plant:
1-1, Hinodai 3-chome, Hino-shi, Tokyo 191-8660

Tamachi Office (Overseas Business):
11-3, Shiba 4-chome, Minato-ku, Tokyo 108-0014

Hamura Plant:
1-1, Midorigaoka 3-chome, Hamura-shi, Tokyo 205-8660

Nitta Plant:
10-1, Hayakawa, Nitta-machi, Nitta-gun, Gunma 370-0344

Dealers

Subsidiaries

Tokyo Hino Motors, Ltd.
Osaka Hino Motors, Ltd.
Fukuoka Hino Motors, Ltd.
Yokohama Hino Motors, Ltd.
Sapporo Hino Motors, Ltd.
Saitama Hino Motors, Ltd.
Chiba Hino Motors, Ltd.
Keiji Hino Motors, Ltd.
Shin-Miyagi Hino Motors, Ltd.
Nagano Hino Motors, Ltd.
26 others

Affiliates

Hiroshima Hino Motors, Ltd.
Mie Hino Motors, Ltd.
5 others

Assembly, Parts and Others

Subsidiaries

Hino Auto Body, Ltd.
Takebe Tekkosho, Co., Ltd.
Soshin Ltd.
Fukushima Seikou, Ltd.
Nisshou Sangyo Co., Ltd.
Sankyo Radiator Co., Ltd.
Riken Forge Co., Ltd.
Hino Trading Co., Ltd.
Horikiri, Inc.
Hino Kousan Co., Ltd.
Meiyu Kiko Co., Ltd.
Yoshizawa Ironworks Co., Ltd.

Affiliates

Sawafuji Electric Co., Ltd.
Mitsui Seiki Kogyo Co., Ltd.
Saitama Kiki, Co., Ltd.
Musashi Pressworking Co., Ltd.
Okamoto Freighters, Ltd.
Koshin Seikosho, Ltd.

Overseas

Subsidiaries & Affiliates

Hino Motors (Thailand) Limited
Hino Diesel Trucks (U.S.A.) Inc.
Hino Motor Sales Australia Pty. Ltd.
P.T. Hino Indonesia Manufacturing
Hino Diesel Trucks (Canada) Ltd.
Hinopak Motors, Ltd.
Hino Motors (Malaysia) Sdn. Bhd.
Hino Motors (Europe) N.V.
Hino Motors International (U.S.A.), Inc.
Hino Motors Vietnam, Ltd.
Thai Hino Motor Corporation, Ltd.
Shenyang Shenfei Hino Automobile Manufacturing Co., Ltd.

(As of March 31, 2001)

For further information, please contact the Public Relations Department at:
11-3, Shiba 4-chome, Minato-ku, Tokyo 108-0014, Japan
Telephone: 3-5419-9320
Facsimile: 3-5419-9363


SMART RUNNER
DUTRO

Hino Motors, Ltd.

1-1, Hinodai 3-chome, Hino-shi, Tokyo 191-8660
http://www.hino.co.jp/

Printed in Japan/AR2001-8-1-500
This annual report is printed on recycled paper and uses soy-based ink.